For the fiscal year ended (a) March 31, 2002
File number (c) 811-8101



	SUB-ITEM 77C
	Submission of Matters to a Vote of Security
Holders


A Special Meeting of Stockholders was
held on March 7, 2002. At such meeting the stockholders approved an Agreement and Plan of Reorganization whereby all of the assets of the Prudential High Yield Total Return,
Inc. will be transferred to Prudential High
Yield Fund, Inc. in exchange for shares of Prudential High Yield Fund, Inc. and the assumption of the liabilities, if any, of the Prudential High Yield Total Return Fund, Inc.



a)	Approval of Funds Agreement and
Plan of Reorganization

			Affirmative    Negative
	Shares
 			Votes Cast  	Votes Cast
	Abstained
			6,044,061		139,413
	256,207